Exhibit 4.5

Lease Agreement: Executive Summary

An amendment dated October 5th, 2010 (the “Amendment”) made to the existing lease agreement dated 16.4.00 (together with all of its amendments) between Alvarion Ltd., Beit Dror Ltd. and Ziviel Investments Ltd. (the latter parties, the “Lessor”) (“Lease Agreement”).

Term of the Amendment: commencing April 1st, 2011 and ending on March 31, 2013.

The Amendment is supplemented by, and varies the terms of, the existing Lease Agreement.

The Premises:

Rental Space: 13,221 Sq. meters.

Parking Space: 300 parking spots.

Storage Space: 1,377 Sq. meters.

Rental Fees:

Rental fees are monthly, payable in the following amounts (linked to the July 2010 Israeli CPI):

(i)	64.05 NIS per sq. meters of floor space (13,221 sq.m., comprising buildings A, B and C) plus VAT;

(ii)	433.74NIS per parking spot (300) plus VAT;

(iii)	33.71NIS per sq. meters of storage space (1,377sq.m.) plus VAT.

A conditional discount of 382,800 NIS is deductible from the first quarter’s rental fee (the “Deductible Amount”). The Deductible Amount will be deemed as a grant given to Alvarion, only if Alvarion will continue to lease the Premises for at least one more year following the end of the new lease term, i.e. one year following 31.3.2013.  Should Alvarion decide not to continue leasing the Premises from the Lessor during the aforementioned additional term, the Deductable Amount will be returned to the Lessor in full (linked to the July 2010 CPI).

Management:

Alvarion is required to self-manage buildings A, B and C, including areas which are leased by third parties in accordance with the agreed terms under the original Lease Agreement.

Collaterals:

The existing bank guarantee provided by Alvarion to the Lessor under Section 22.1 of the original Lease Agreement will continue to apply and be of force during the term of the Amendment.